July 23, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Resume In Minutes, Inc.
Amendment No. 3 to Form S-1
Filed on: July 20, 2010
File No. : 333-166734

Dear Ms. Plowigian:

We represent Resume In Minutes, Inc. (“Resume In Minutes” or, the “Company,” “we,” “us,” or “our”).  By letter dated July 22, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1A3 filed on July 20, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  We note your response to comment one from our letter dated July 19, 2010. Please revise your prospectus to disclose that if you do not register your common stock under Section 12(g) of the Securities Exchange Act, you intend to continue reporting after your obligations under Section 15(d) of the Securities Exchange Act cease.

Response: The Form S-1A has been revised to reflect the requested data.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
            Gregg E. Jaclin